Exhibit 12.1

Consolidated Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is calculated by dividing (i) income from continuing operations before income tax expense and fixed charges by (ii) fixed charges. For purposes of computing these ratios, earnings consists of income from continuing operations before income tax expense plus fixed charges. Fixed charges consists of interest expense on deposits and borrowings, amortization of deferred debt costs and one-third of rent expense, which approximates the estimated interest portion of rent expense. These ratios are presented both including and excluding interest on deposits. Fixed charges excluding interest on deposits consist of interest on borrowings, amortization of deferred debt costs and one-third of rent expense, which approximates the interest component of rent expense. Fixed charges including interest on deposits consist of the preceding items plus interest on deposits.

Years ended December 31 (in millions, except ratios)	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before income tax expense	$339.1	$362.7	$285.4	$122.0	$144.3
Fixed charges including interest on deposits	132.3	120.7	141.3	139.3	199.0

Earnings including interest on deposits	471.4	483.4	426.7	261.3	343.3
Less interest on deposits	81.1	90.8	107.4	112.8	173.4

Earnings excluding interest on deposits	$390.3	$392.6	$319.3	$148.5	$169.9

Fixed charges:
Interest on deposits	$81.1	$90.8	$107.4	$112.8	$173.4
Interest on borrowings	34.7	15.4	21.1	17.0	16.6
Estimated interest component of rent expense	16.5	14.5	12.8	9.5	9.0

Fixed charges including interest on deposits	132.3	120.7	141.3	139.3	199.0
Less interest on deposits	81.1	90.8	107.4	112.8	173.4

Fixed charges excluding interest on deposits	$51.2	$29.9	$33.9	$26.5	$25.6

Ratio of earnings to fixed charges:
Excluding interest on deposits	7.62x	13.13x	9.42x	5.60x	6.64x
Including interest on deposits	3.56x	4.00x	3.02x	1.88x	1.73x